Contact:
Jeff Corbin/ Marybeth Csaby
KCSA Strategic Communications
(212) 896-1214/ (212) 896-1236
jcorbin@kcsa.com/ mcsaby@kcsa.com






            Orckit Communications Reports 2009 Second Quarter Results

             Company Secures New Customer MetroNet in Second Quarter

TEL AVIV, Israel, August 12, 2009 -- Orckit Communications Ltd. (NasdaqGM: ORCT) today reported results for the second quarter and six months ended June 30, 2009.

Revenues in the second quarter of 2009 were $4.1 million compared to $4.1 million in the previous quarter ended March 31, 2009 and $3.1 million in the comparable quarter last year. Net loss for the quarter ended June 30, 2009 was $5.3 million, or $(0.32) per diluted share, compared to a net loss of 4.1 million, or $(0.45) per diluted share, for the previous quarter ended March 31, 2009 and a net loss of $7.8 million, or $(0.48) per diluted share, for the second quarter of 2008. Adjustments related to the valuation of the conversion terms of the Company's convertible notes issued in March 2007 resulted in financial expense of $8,000 in the quarter ended June 30, 2009, financial expense of $808,000 in the quarter ended March 31, 2009 and financial income of $985,000 in the quarter ended June 30, 2008.

Revenues for the six months ended June 30, 2009 were $8.2 million compared to $5.1 million for the six months ended June 30, 2008. Net loss for the six months ended June 30, 2009 was $9.4 million, or $(0.57) per diluted share, compared to $15.5 million, or $(0.95) per diluted share, for the six months ended June 30, 2008. Adjustments related to the valuation of the conversion terms of the Company's convertible notes resulted in financial expense of $816,000 in the six months ended June 30, 2009 and financial income of $1.4 million in the six months ended June 30, 2008.

Results for the quarter ended March 31, 2009 and for the six months ended June 30, 2009 include financial income of $3.0 million resulting from the repurchase in the first quarter of 2009 of a portion of the Company's convertible notes.

Key Highlights for the Quarter:

- Selected by MetroNet, a leading Mexican carrier-of-carriers, to deploy our CM-4000 Carrier Ethernet and Transport portfolio;

- Signed agreement with a
  North American carrier and recognized revenues for previous commercial shipments;

- In advanced selection stages by Tier 1 operator in Asia;

- The magazine "Network Products Guide", telecom's leading publication on information technologies, named the CM-4140 product a winner of the 2009 Product Innovation Award in the Carrier Ethernet Switch Category; and

- Additional customer evaluations are ongoing.

Izhak Tamir, President of Orckit, commented, "Our results for the second quarter met our expectations which were affected by the current economic environment. While this economic environment does not provide us with much visibility for the remainder of 2009, we believe we have a lot to look forward to in 2010 as recent selections are expected to go into the commercial stage of deployment of our metro products next year.

Mr. Tamir continued, "Customers continue to deploy our solutions to expand and build out network infrastructure projects already underway. We have also proved our ability to build our customer base over the past year, and have added MetroNet as a customer this quarter. We now have presence in Brazil, Mexico, the US, Europe, India, Korea and Japan. Many of our recent goals have focused on execution to secure new customer wins."

"Furthermore, our continuous technology enhancements that have added new features and capabilities to our CM-4000 product lines leave us well positioned to addresses carriers' needs for converged network products. Carriers value an optimized mixture of features and cost, as well as interoperability, particularly during an economic downturn. We believe that providing these qualities to carriers gives us a competitive advantage as these are our key differentiators. Feedback on the CM-4140 remains positive and the product continues to maintain its leadership position in its segment," added Mr. Tamir.

Mr. Tamir concluded, "Diversifying our customer base and growing revenue continue to be our top priorities. We believe we are well positioned to achieve both as our excellent product line has attracted strong interest from service providers looking to expand their networks. Despite a worldwide challenging economic environment, we remain optimistic about the future of Orckit."

Conference Call
Orckit Communications will host a conference call on August 12, 2009, at 9 a.m. EDT. The call can be accessed by dialing (877) 316-9044 in the United States and
(706) 634-2329 internationally. Please utilize the code 18102652. A replay of the call will be available at www.orckit.com and will be also available through 11:59 p.m on September 12, 2009 at 1-800-642-1687 in the United States or 1-706-645-9291 internationally. To access this replay, enter the following code:
18102652.

About Orckit Communications Ltd.

Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience, a reputable list of worldwide Tier-1 customers and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication.

Orckit-Corrigent's product lines include Carrier Ethernet + Transport (CE+T) switches - an MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features, and Personalized Video Distribution systems - an advanced video distribution portfolio, optimized for IPTV, enabling multiple HD streams per home.

Orckit-Corrigent markets its products directly and indirectly through strategic alliances as well as distribution and reseller partners worldwide.

Orckit was founded in 1990 and went public 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to the Company's history of losses, dependence on a limited number of customers,, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.



                                TABLES TO FOLLOW



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                           ORCKIT COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
                               (US$ in thousands)


                                                                                           June 30          December 31
                                                                                            2009               2008
                                                                                            ----               ----


                       ASSETS

Current assets:

    Cash and short term marketable securities                                         $      35,994         $      48,231
    Trade receivables                                                                         4,296                 3,820
    Other receivables                                                                         3,546                 3,638
    Inventories                                                                                 625                 1,771
                                                                                             ------                ------
          Total  current assets                                                              44,461                57,460

Long term marketable securities                                                              17,909                19,738
Severance pay fund                                                                            2,825                 3,017
Property and equipment, net                                                                   1,076                 1,378
Deferred issuance costs, net                                                                    382                   596
                                                                                             ------                ------
          Total  assets                                                               $      66,653          $     82,189
                                                                                             ======                ======


                LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

    Trade payables                                                                    $       3,163          $      4,654
    Accrued expenses and other payables                                                       7,256                 8,296
    Deferred income                                                                           2,344                 2,787
                                                                                             ------                ------
          Total current liabilities                                                          12,763                15,737

Long term liabilities :

    Convertible subordinated notes                                                           22,558                30,367
    Adjustments due to convertible notes conversion terms                                    (2,809)               (4,636)
                                                                                            -------               -------
    Convertible subordinated notes, net                                                      19,749                25,731

    Accrued severance pay and other                                                           4,022                 3,960
                                                                                             ------                ------
                                                                                             23,771                29,691

          Total liabilities                                                                  36,534                45,428

Shareholders' equity                                                                         30,119                36,761
                                                                                             ------                ------
          Total  liabilities and shareholders' equity                                 $      66,653           $    82,189
                                                                                             ======                ======


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                                           ORCKIT COMMUNICATIONS LTD.
                                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                      (In thousands, except per share data)



                                                           Three Months Ended                 Six Months Ended
                                                                June 30                          June 30
                                                            2009            2008              2009           2008
                                                            ----            ----              ----           ----


Revenues                                            $      4,097   $       3,105      $      8,206   $      5,097


Cost of revenues                                           2,563           1,584             5,019          2,574
                                                          ------          ------            ------         ------
Gross profit                                               1,534           1,521             3,187          2,523

Research and development expenses, net                     3,375           5,953             6,801         11,769

Selling, marketing, general and administrative
expenses                                                   3,964           4,895             8,240          9,376
                                                          ------          ------            ------         ------
Total operating expenses                                   7,339          10,848            15,041         21,145
                                                          ------          ------            ------         ------
Operating loss                                            (5,805)         (9,327)          (11,854)       (18,622)

Financial income, net                                        555             538             3,275          1,674
Adjustments due to convertible notes conversion
terms                                                         (8)            985              (816)         1,404
                                                             ---             ---             -----          -----
Total financial income, net                                  547           1,523             2,459          3,078
                                                          ------          ------            ------         ------

Net loss                                            $     (5,258)   $     (7,804)      $    (9,395)   $   (15,544)
                                                          ======          ======            ======         ======
Net loss per share - basic                          $      (0.32)   $      (0.48)      $     (0.57)   $     (0.95)
                                                          ======          ======            ======         ======
Net loss per share - diluted                        $      (0.32)   $      (0.48)      $     (0.57)   $     (0.95)
                                                          ======          ======            ======         ======
Weighted average number of shares outstanding -
basic                                                     16,438          16,384            16,426         16,373
                                                          ======          ======            ======         ======
Weighted average number of shares outstanding -
diluted                                                   16,438          16,384            16,426         16,373
                                                          ======          ======            ======         ======

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